

10030183

UNITED STATES
[illegible]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-66305



MAY 11 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amend A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N. Hwy 169, Suite 900
(No. and Street)

Plymouth	MN	55441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Severud — (763) 417-1442
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402-1538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

5/13

AFFIRMATION

I, Kenneth J. Severud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wealth Enhancement Brokerage Services, LLC as of and for the year ended December 31, 2009, are true and correct. I further affirm that, to the best of my knowledge and belief, neither Wealth Enhancement Brokerage Services, LLC nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Kenneth J. Severud
Chief Manager


DENISE H. ZERR
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2013

Subscribed to me before this 8th day of February 2010.



Notary Public

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com


SEC MAIL
RECEIVED
PROCESSING
APR 05 2010
WASH, D.C.
193
SECTION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Wealth Enhancement Brokerage Services, LLC
Plymouth, MN 55441

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wealth Enhancement Brokerage Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of deductible revenue meeting the criteria of Item No. 2(c)1 of the Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 8, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

COPY

066305 FINRA DEC
WEALTH ENHANCEMENT BROKERAGE SERVICES LLC 14*14
505 HIGHWAY 169 N STE 900
PLYMOUTH MN 55441-4723

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,943.99
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (665.09)
      7/30/09
      Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 1,278.90
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,278.90
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,278.90
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wealth Enhancement Brokerage Servic
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,526,665
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions: M/F/UIT/INS/VA'S	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,749,069
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	7,749,069
2d. SIPC Net Operating Revenues	$ 777,596
2e. General Assessment @ .0025	$ 1,943.99

(to page 1 but not less than $150 minimum)

3199

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

VENDOR ID	NAME	PAYMENT NUMBER	CHECK DATE	
SEC001	Securities Investor Protection Cor	0000000000000144	2/9/2010	3199

DOCUMENT NUMBER	DATE	AMOUNT	AMOUNT PAID	DISCOUNT	NET
SIPC-7T 2/2/10	2/2/2010	$1,278.90	$1,278.90	$0.00	$1,278.90
		$1,278.90	$1,278.90	$0.00	$1,278.90



WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC
1905 EAST WAYZATA BLVD, SUITE 300
WAYZATA, MN 55391
PH. (952) 249-5000

WELLS FARGO BANK, N.A.
420 MONTGOMERY STREET
SAN FRANCISCO, CA 94104
11-24-1210

3199

DATE 2/9/2010

AMOUNT $1,278.90

PAY One Thousand Two Hundred Seventy Eight Dollars And 90 Cents

TO THE ORDER OF
Securities Investor Protection Corporation
P O Box 92185
Washington DC 20090-2185

Security Features Included. Details on back.

MP

⑈003199⑈ ⑆121000248⑆ 4121626147⑈

3199

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

VENDOR ID	NAME	PAYMENT NUMBER	CHECK DATE	
SEC001	Securities Investor Protection Cor	0000000000000144	2/9/2010	3199

DOCUMENT NUMBER	DATE	AMOUNT	AMOUNT PAID	DISCOUNT	NET
SIPC-7T 2/2/10	2/2/2010	$1,278.90	$1,278.90	$0.00	$1,278.90
		$1,278.90	$1,278.90	$0.00	$1,278.90


SEC MAIL
RECEIVED
PROCESSING
MAY 10 2010
WASH. D.C.
193
SECTION

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5 AS OF DECEMBER 31, 2009 AND FOR THE YEAR THEN ENDED

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY BARBA
Notary Public, State of New York
No 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2013



Signature

President & CEO
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*